10/F, Building A, Huace Center

Xihu District, Hangzhou City

Zhejiang, 310012
People’s Republic of China

July 14, 2023

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Tuya Inc. Form 20-F for the Year Ended December 31, 2022 Filed April 26, 2023 File No. 001-40210

Attn:	Office of Technology

VIA EDGAR

Dear Tyler Howes, Christopher Dunham, Melissa Kindelan and Christine Dietz:

This letter sets forth the responses of Tuya Inc. (the “Company”) to the comments (the “Comments”) the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in a letter dated June 15, 2023.

For the Staff’s convenience, we have included herein the Comments in bold, and the Company’s responses are set forth immediately below the Comments.

General Note to the Staff:

The Company respectfully submits in this letter its proposed amendments to the disclosures contained in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 26, 2023 (the “2022 Annual Report”). The Company undertakes to include the proposed disclosures substantially as set forth below in its annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “2023 Annual Report”), to the extent applicable, subject to the Staff’s further review and comment with appropriate revisions and updates to reflect the Company’s circumstances at the time when it files the 2023 Annual Report.

Form 20-F for the Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 163

1.	We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Submission under paragraph (a) of Item 16I

In response to the Staff’s comment, the Company respectfully advises the Staff that it did not rely on any legal opinions or third-party certifications, such as affidavits, as the basis for its submission under paragraph (a) of Item 16I on Exhibit 15.4 to the 2022 Annual Report (the “Exhibit 15.4”).

As the Company has disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4, based on an examination of the Company’s register of members and public filings made by the Company’s shareholders, including the reports of ownership on Schedule 13G (and, where applicable, the amendments thereto) filed with the SEC (the “Public Filings”), the Company believes it had a reasonable basis to conclude that it is not controlled by a foreign government entity. As provided in Exhibit 15.4, as of April 9, 2023, certain entities affiliated with New Enterprise Associates, Tenet Group Limited, Tenet Vision Limited, Tencent Mobility Limited and Image Frame Investment (HK) Limited, and Unileo Limited beneficially owned approximately 20.7%, 11.9%, 6.1%, 10.1% and 5.0%, respectively, of the Company’s total outstanding shares, representing 9.8%, 5.7%, 28.9%, 4.8% and 22.4% of the voting power of the Company’s total outstanding shares as of the same date. Additionally, based on publicly available information and the Company’s further inquiries to certain shareholders, to the best knowledge of the Company,

(i)	the abovementioned entities affiliated with New Enterprise Associates are not owned or controlled by a PRC governmental entity, as confirmed by New Enterprise Associates to the Company;

(ii)	Tenet Group Limited is ultimately wholly owned by the trustee of a trust constituted under the laws of the Cayman Islands, of which the settlor is Mr. Xueji (Jerry) Wang, the Company’s director and chief executive officer, and the beneficiaries are Mr. Wang and Tuya Group Inc.; Tuya Group Inc. is a business company with limited liability incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Wang, a natural persons not affiliated with any foreign government entities;

(iii)	Tenet Vision Limited is ultimately controlled by Mr. Xueji (Jerry) Wang, a natural person not affiliated with any foreign government entities;

(iv)	Tencent Mobility Limited and Image Frame Investment (HK) Limited are wholly owned subsidiaries of Tencent Holdings Limited, a company incorporated in the Cayman Islands whose shares are listed and publicly traded on The Stock Exchange of Hong Kong Limited; Tencent Holdings Limited has confirmed to the Company that, based on the notices of disclosure of interests filed by its substantial shareholders pursuant to the Hong Kong Securities and Futures Ordinance, it is not aware that it is owned or controlled by a PRC governmental entity; and

(v)	Unileo Limited is a limited liability company incorporated under the laws of the British Virgin Islands, which is wholly owned by Mr. Liaohan (Leo) Chen, the co-chairman of the Company’s board of directors and the Company’s president; Mr. Chen is a natural person not affiliated with any foreign government entities.

In addition, since each of the Company’s consolidated subsidiaries is directly or indirectly wholly owned by the Company, the Company has relied upon the materials as described in the foregoing paragraphs, and did not rely upon additional documentation, to reach its conclusion that none of these subsidiaries is owned or controlled by any foreign government entities. Furthermore, the Company acknowledges that Item 16I(b) requires that the Company provides disclosures for itself and its consolidated foreign operating entities, including the variable interest entity (the “VIE”). In this regard, the Company respectfully submits that, as disclosed in the 2022 Annual Report, a series of contractual arrangements were entered into between Tuya Information, on the one hand, and the VIE and its registered shareholders, on the other hand. Due to such contractual arrangements, the Company is considered the primary beneficiary of the VIE for accounting purposes and consolidates the VIE’s operating results in the Company’s financial statements under U.S. GAAP to the extent the conditions for consolidation of the VIE under U.S. GAAP are satisfied. Based on publicly available information and the Company’s inquiries to certain relevant shareholders of the VIE, to the best knowledge of the Company, the shareholders of the VIE are individuals not affiliated with any foreign government entities. Therefore, the Company does not consider the VIE to be owned or controlled by foreign governmental entities, or that the foreign governmental entities have a controlling financial interest in the VIE.

Based on the above, the Company believes it is reasonable to rely on register of members, the Public Filings, other publicly available information, and further inquiries with certain shareholders as to their government ownership or support to form the basis for the Company to draw the conclusion as disclosed in its submission under paragraph (a) of Item 16I in Exhibit 15.4.

Required disclosures under paragraph (b) of Item 16I

With respect to the disclosures required under paragraph (b)(2) and (b)(3) of Item 16I, the Company has relied on the materials as set forth in submission under paragraph (a) of Item 16I discussed above, including register of members, the Public Filings and inquiries with certain shareholders as to their government ownership or support, to form the basis for the Company to draw the conclusion in its disclosure in response to paragraph (b)(2) and (b)(3) of Item 16I.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

In response to the Staff’s comment, the Company respectfully advises the Staff that in preparation of its required disclosure under paragraph (b)(4) of Item 16I of Form 20-F, the Company has reviewed publicly available information and the Company’s internal records and further conducted inquiries to the members of the board of directors of Tuya Inc. and its consolidated operating entities (each a “Director”, collectively “Directors”) to determine whether such Director is an official of the Chinese Communist Party. The Company has factored the Directors’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party, to the extent such information is known to the Company, into its determination in preparation of its required disclosures under paragraph (b)(4) of Item 16I. The Company did not rely upon third-party certifications such as affidavits as the basis for disclosure. After taking the foregoing steps, nothing has come to the Company’s attention suggesting that any Director is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in such Director being considered an official of the Chinese Communist Party.

Accordingly, the Company re-confirms that to the best of its knowledge, as of the date of the 2022 Annual Report, none of the members of board of directors of the Company or each of the Company’s consolidated operating entities was an official of the Chinese Communist Party.

3.	We note that your disclosures pursuant to Items 16I(b)(2) and (b)(3) are provided for your “material operating entities.” Please note that Item 16I(b) requires that you provide disclosures for yourself and all of your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
•	With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response

In response to the Staff’s comment, the Company respectfully advises the Staff that its consolidated operating entities are organized or incorporated in multiple jurisdictions, including the United States, mainland China, Hong Kong, France, United Kingdom, Australia, Colombia, Germany, Japan, India, the United Arab Emirates, the Cayman Islands, the British Virgin Islands, and Singapore.

With respect to (b)(2), the Company respectfully confirms that as of the date of the 2022 Annual Report, none of the shares of the Company or any of the Company’s consolidated operating entities are owned by governmental entities in the jurisdiction in which the Company or such operating entities are incorporated or otherwise organized.

With respect to (b)(3), the Company respectfully advises the Staff that as of the date of the 2022 Annual Report, it is not aware that the governmental entities in mainland China have a controlling financial interest in the Company or any of the Company’s consolidated operating entities.

4.	With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company respectfully submits that as of the date of the 2022 Annual Report, the then effective memorandum and articles of association of Tuya Inc. and the articles of incorporation (or equivalent organizing document) of each of the Company’s consolidated foreign operating entities did not contain any charter of the Chinese Communist Party, including the text of any such charter.

Please kindly note that this statement is being made without “best knowledge” qualification as indicated in the Staff’s comment.

General

5.	Please provide a detailed legal analysis regarding whether Tuya, Inc. (“the Company”) and each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address, in detail, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

The Company respectfully advises the Staff that it is in the process of performing the necessary analysis under the Investment Company Act and undertakes to provide the requested responses to the SEC within the timeframe separately communicated to the Staff.

6.	Please provide a detailed legal analysis regarding whether the Company, and each of its subsidiaries, meets the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. In particular, please discuss whether the Company considers (i) those assets categorized as “short-term investments” and “long-term investments” in the Company’s Consolidated Balance Sheets as of December 31, 2021 and December 31, 2022 and (ii) its holdings of interests or shares in its subsidiaries to be “investment securities” as defined under Section 3(a)(2) of the Investment Company Act, and, in each case, the legal basis for such positions.

The Company respectfully advises the Staff that it is in the process of performing the necessary analysis under the Investment Company Act and undertakes to provide the requested responses to the SEC within the timeframe separately communicated to the Staff.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the SEC has any questions with respect to Tuya Inc.’s Annual Report on Form 20-F, please contact the undersigned or Li He (+852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Tuya Inc.

By:	/s/ Yao (Jessie) Liu
Name: Yao (Jessie) Liu Title: Chief Financial Officer

cc:	Li He Davis Polk & Wardwell LLP